UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25/A (Amendment No. 1) NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:       December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

          Scottish Re Group Limited

Full Name of Registrant

Former Name if Applicable

          P.O. Box HM 2939, Crown House, Second Floor, 4 Par-la-Ville Road

Address of Principal Executive Office (Street and Number)

          Hamilton HM08       Bermuda

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 12, 2008, Scottish Re Group Limited (the “Company”) filed a Form 12b-25 stating that it was postponing the filing of its Annual Report on Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”) beyond the due date and that it intended to file its 2007 Form 10-K on or about April 1, 2008 so that the Company could: (i) complete its process of evaluating mark-to-market valuations and other-than-temporary impairments in the carrying value of its available-for-sale securities; (ii) address the accounting and disclosure requirements arising from the Company’s recently announced change in strategy; and (iii) allow sufficient time for the Company’s independent registered public accounting firm, Ernst & Young LLP, to complete its audit of the Company’s consolidated financial statements for the year ended December 31, 2007 (“consolidated financial statements”).

Since the filing of the Form 12b-25 and in light of continuing deterioration in the credit markets and the resulting further declines in the market value of the Company’s investment portfolio subsequent to the fiscal year end, the Company has determined, in consultation with Ernst & Young LLP, that additional work is required to evaluate and conclude on the amount of other-than-temporary impairment charges to be recognized in the consolidated financial statements in accordance with US GAAP.

The Company’s determination of other-than-temporary impairments for securities classified as available-for-sale involves a variety of assumptions and estimates and includes assessments of risks and uncertainties associated with general economic conditions as well as specific conditions affecting specific issuers. The Company’s other-than-temporary impairment methodology includes an analysis of gross unrealized losses for securities where the estimated fair value has declined significantly below cost or amortized cost. Factors being considered by the Company include the length of time and the extent to which the fair value has been below cost, credit worthiness of the issuer, position of the security in the issuer’s capital structure, the presence and estimated value of collateral or other credit enhancement, length of time to maturity, interest rates and the Company’s intent and ability to hold the security until the market value recovers. Given the concentration of the Company’s investment portfolio in residential mortgage-backed securities backed by sub-prime and Alt-A mortgages, the Company has supplemented its assessment of other-than-temporary impairments with specific procedures related to these securities including best estimate cash flow simulations of projected principal losses. For certain investments in beneficial interests in securitized financial assets of less than high quality with contractual cash flows, including asset backed securities, the Company is required to apply Emerging Issues Task Force No. 99-20 Recognition of Interest Income and Impairment on Purchased Beneficial Interests that Continue to Be Held by a Transferor in Securitized Financial Assets (“EITF 99-20”) which requires a periodic update of the Company’s best estimate cash flows over the life of the security, utilizing assumptions and estimates that a market participant would use. The Company is conducting a detailed review in conjunction with Ernst & Young LLP of its current and past accounting practices for other-than-temporary impairments of lower credit quality structured securities pursuant to the requirements of EITF 99-20. Although the Company is currently unable to specify the amount of other-than-temporary impairments to be included in realized investment losses for the fourth quarter of 2007, the Company believes that the amounts will significantly exceed those previously reported for prior periods.

The time and effort required to complete the foregoing evaluation is proving to be greater than the Company had previously anticipated. The Company is also examining whether this analysis would require a restatement of previously reported financial results. As a result, additional time is required for the Company to complete its work in the foregoing areas and for Ernst & Young LLP to complete its audit procedures of the Company's consolidated financial statements. Consequently, the Company will be unable to file its 2007 Form 10-K with the Securities and Exchange Commission (“SEC”) by April 1, 2008. The Company is diligently working on completing the 2007 Form 10-K but is unable to specify at this time when it will be in a position to make the filing.

Forward-Looking Statements

Statements the Company makes or incorporates by reference in this and other documents filed with the SEC that are not historical facts, that are preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions, or that relate to future plans, events or performance are “forward-looking statements” within the meaning of the federal securities laws. When a forward-looking statement includes an underlying assumption, the Company cautions that, while it believes the assumption to be reasonable and makes it in good faith, assumed facts almost always vary from actual results, and the difference between assumed facts and actual results can be material. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results, there can be no assurance that the expectation or belief will result. The Company’s actual results may differ materially from those expressed in its forward-looking statements. Forward-looking statements involve a number of risks or uncertainties including, but not limited to, the risk factors addressed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and subsequent Quarterly Reports on Form 10-Q. Other risks are referred to from time to time in the Company’s periodic filings with the SEC. All of the Company’s forward-looking statements are qualified by and should be read in conjunction with the Company’s risk disclosures. Except as may be required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paul Goldean (Name)	441-295-4451 (Telephone)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☒  Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's revenues will decrease for the year ended December 31, 2007 primarily as a result of realized investment losses representing other-than-temporary impairments on investments. Total benefits and expenses are expected to be comparable with the year ended December 31, 2006. However, in light of changes in our assessment of other-than-temporary impairment charges since March 12, 2008, the Company currently anticipates that its net loss after tax for the year ended December 31, 2007 will be higher than its net loss reported for the year ended December 31, 2006, although the exact amount of such change cannot be determined at this time.

Scottish Re Group Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 27, 2008	By:	/s/ Paul Goldean Paul Goldean Chief Administrative Officer